SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

(Continued on following pages)

(Page 1 of 12 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 12 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts (as defined in the Schedule 13D) listed on Appendix A.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,485,728*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,485,728*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,485,728*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%*
14.	Type of Reporting Person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed on May 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 159,551,851 shares of Common Stock outstanding as of May 30, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.3% of the total voting power of the Common Stock as of May 30, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 12 Pages

EXPLANATORY NOTE: This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 8 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Person with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Person on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Person on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Person on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Person on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 filed by the Reporting Person on December 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Person on December 11, 2012 (“Amendment No. 6”) and Amendment No. 7 to Schedule 13D filed by the Reporting Person on May 15, 2013 (“Amendment No. 7”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of John Pritzker, entered into a Purchase and Sale Agreement (the “JP Purchase and Sale Agreement”) with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 155,921 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $6,398,249.42. The transaction closed on May 29, 2013.

On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of Linda Pritzker, entered into a Purchase and Sale Agreement (the “LP Purchase and Sale Agreement”) with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 101,149 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $4,150,669.44. The transaction closed on May 29, 2013.

CUSIP No. 448579102	13D	Page 4 of 12 Pages

824,565 shares of Class B common stock held by trusts for the benefit of Thomas J. Pritzker that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons. There has been no change in beneficial ownership in connection with these shares now being reported by this Separately Filing Group Member.

491,699 shares of Class B common stock held by trusts for the benefit of Gigi Pritzker Pucker that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons. There has been no change in beneficial ownership in connection with these shares now being reported by this Separately Filing Group Member.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of John Pritzker, entered into the JP Purchase and Sale Agreement with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 155,921 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $6,398,249.42. The transaction closed on May 29, 2013.

On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of Linda Pritzker, entered into the LP Purchase and Sale Agreement with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 101,149 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $4,150,669.44. The transaction closed on May 29, 2013.

824,565 shares of Class B common stock held by trusts for the benefit of Thomas J. Pritzker that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons. There has been no change in beneficial ownership in connection with these shares now being reported by this Separately Filing Group Member.

491,699 shares of Class B common stock held by trusts for the benefit of Gigi Pritzker Pucker that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons. There has been no change in beneficial ownership in connection with these shares now being reported by this Separately Filing Group Member.

CUSIP No. 448579102	13D	Page 5 of 12 Pages

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,485,728 shares of Class A Common Stock, issuable upon conversion of 1,485,728 shares of Class B Common Stock beneficially owned by the Reporting Person. The number of shares of Class B Common Stock beneficially owned by the Reporting Person represents 1.3% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Reporting Persons represents 0.9% of the total number of shares of Common Stock outstanding and 1.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B common stock have been converted into shares of Class A Common Stock.

Based solely on the information contained in an amendment to the Schedule 13D filed by a certain Separately Filing Group Member, the Separately Filing Group Member entered into a purchase and sale agreement with the Issuer on May 29, 2013, pursuant to which the Issuer agreed to repurchase an aggregate of 38,002 shares of Class B Common Stock from the Separately Filing Group Member for $41.0352 per share. The transaction closed on May 29, 2013.

Schedule A attached to this Amendment No. 8 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based in part on the information contained in the Schedule 13D, as amended, filed by the Separately Filing Group Member, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 19,837 shares of currently issued Class A Common Stock and 88,529,165 shares of Class A Common Stock issuable upon conversion of 88,529,165 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.5% of the total number of shares of Common Stock outstanding and 74.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 12 Pages

Schedule B attached to this Amendment No. 8 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Person and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(c) On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of John Pritzker, entered into the JP Purchase and Sale Agreement with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 155,921 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $6,398,249.42. The transaction closed on May 29, 2013.

On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of Linda Pritzker, entered into the LP Purchase and Sale Agreement with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 101,149 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $4,150,669.44. The transaction closed on May 29, 2013.

824,565 shares of Class B common stock held by trusts for the benefit of Thomas J. Pritzker that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons. There has been no change in beneficial ownership in connection with these shares now being reported by this Separately Filing Group Member.

491,699 shares of Class B common stock held by trusts for the benefit of Gigi Pritzker Pucker that were previously reported on this Schedule 13D are now being reported on the Schedule 13D filed by a Separately Filing Group Member, the Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons. There has been no change in beneficial ownership in connection with these shares now being reported by this Separately Filing Group Member.

CUSIP No. 448579102	13D	Page 7 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of John Pritzker, entered into the JP Purchase and Sale Agreement with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 155,921 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $6,398,249.42.

The summary of the JP Purchase and Sale Agreement contained in this Item 6 is qualified in its entirety by reference to the Purchase and Sale Agreement, which is filed as Exhibit 6 hereto and incorporated herein by reference.

On May 29, 2013, the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of Linda Pritzker, entered into the LP Purchase and Sale Agreement with the Issuer, pursuant to which the Issuer agreed to purchase an aggregate of 101,149 shares of Class B common stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A common stock for the three (3) trading-day period ending May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $4,150,669.44.

The summary of the LP Purchase and Sale Agreement contained in this Item 6 is qualified in its entirety by reference to the Purchase and Sale Agreement, which is filed as Exhibit 7 hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 6	Purchase and Sale Agreement, dated as of May 29, 2013, by and among each of the signatories thereto (incorporated by reference to Exhibit 99.2 to Hyatt Hotels Corporation’s Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 30, 2013).

Exhibit 7	Purchase and Sale Agreement, dated as of May 29, 2013, by and among each of the signatories thereto (incorporated by reference to Exhibit 99.3 to Hyatt Hotels Corporation’s Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 30, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2013

Non-U.S. Situs Trusts

CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A.

By:	/s/ Helen M. Carroll
Helen M. Carroll Authorized Signatory*

By:	/s/ Carlis E. Chisholm
Carlis E. Chisholm Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 8 on behalf of CIBC Trust Company (Bahamas) Limited was previously filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference.

[Signature Page to Amendment No. 8 to Schedule 13D]

CUSIP No. 448579102	13D	Page 9 of 12 Pages

Appendix A

Non-U.S. Situs Trusts

Name of Trust	Jurisd. of Org.
Settlement 1740 Trust #29	Bahamas
Settlement 1740 Trust #31	Bahamas
Settlement 1740 Trust #33	Bahamas
Settlement 1740 Trust #34	Bahamas
Settlement 1740 Trust #35	Bahamas
Settlement 1740 Trust #36	Bahamas
Settlement T-551-3	Bahamas
Settlement T-551-10	Bahamas
Settlement T-2390-A	Bahamas
Settlement T-2390-C	Bahamas

CUSIP No. 448579102	13D	Page 10 of 12 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A.	—	—	1,485,728	1.3%	0.9%	1.3%

[1]	All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed May 30, 2013.
[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,910,600 shares of the Class A Common Stock outstanding as of May 30, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.
[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.
[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 11 of 12 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	1,485,728	1.3%	0.9%	1.3%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	—	—	22,520,767	19.8%	14.1%	19.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.2%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	3,432,790	3.0%	2.2%	2.9%
Trustees of the John A. Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[12]	—	—	8,584,104	7.6%	5.4%	7.3%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[13]	11,367	*	10,018,946	8.8%	6.3%	8.5%
Trustees of the Daniel F. Pritzker Family Trusts[14]	—	—	10,001,457	8.8%	6.3%	8.5%
Trustees of the Anthony N. Pritzker Family Trusts[15]	—	—	6,186,817	5.4%	3.9%	5.2%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[16]	—	—	18,837,636	16.6%	11.8%	15.9%
Trustees of the Jay Robert Pritzker Family Trusts[17]	—	—	6,051,483	5.3%	3.8%	5.1%
Pritzker Family Group Totals	19,837	*	88,529,165	77.9%	55.5%	74.9%
*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed May 30, 2013.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,910,600 shares of the Class A Common Stock outstanding as of May 30, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 12 of 12 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

.